Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: May 19, 2022

The following press release is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

Frontier Airlines and Spirit Airlines

Moving Forward to Create America’s Most Competitive Ultra-Low Fare Airline

Frontier Supports Spirit Airlines in Urging its Shareholders to Reject JetBlue Tender Offer in Favor of More Value for All Stakeholders in Frontier Combination

Welcomes Support from Employee Groups

DENVER, Colo., May 19, 2022 – Frontier Group Holdings, Inc. (“Frontier”) (NASDAQ: ULCC), parent company of Frontier Airlines, Inc., today commented on Spirit Airlines’ (“Spirit”) (NYSE: SAVE) announcement that it is urging shareholders to reject JetBlue Airways’ (“JetBlue”) unsolicited tender offer to acquire all outstanding shares of Spirit’s common stock.

“We are pleased that the Spirit Board of Directors has again reaffirmed its commitment to combining with Frontier, which increases competition by bringing more ultra-low fares to more travelers and delivering substantial shareholder value,” said Barry Biffle, President and CEO of Frontier. “We are working with Spirit to complete our merger and create a true nationwide ultra-low fare airline to compete against the dominant ‘Big Four’ airlines and other high-cost airlines, including JetBlue. Together, we will super-charge the ultra-low-cost carrier model and create an even better option for consumers.

He continued, “The Spirit Board of Directors took the right step in urging its shareholders to reject JetBlue’s proposal and vote FOR the merger with Frontier. We continue to believe that JetBlue is worried about increased competition and put forward a proposal for a transaction that, simply put, can’t be completed. We remain focused on moving forward with Spirit to drive competition and deliver enhanced value to all of our stakeholders.”

Frontier noted the following:

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Together, Frontier and Spirit are expected to drive enhanced value for shareholders of both companies. Once combined, Frontier and Spirit expect to deliver annual run-rate operating synergies of $500 million after full integration is completed. Spirit shareholders will own approximately 48.5% of the combined company, providing them the opportunity to participate in the full pandemic recovery and upside from the expected synergies.

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Frontier and Spirit expect to add 10,000 direct jobs and thousands of additional jobs at the companies’ business partners by 2026. In addition, team members of the combined airline will have better career opportunities and more stability. The Association of Flight Attendants-CWA, AFL-CIO (“AFA”) has already provided support for the pending transaction and recognizes the value the combination will create for all stakeholders.

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A Frontier-Spirit combination is centered around creating an aggressive ultra-low fare competitor that will deliver $1 billion in annual consumer savings and bringing more ultra-low fares to more travelers in more destinations across the United States, Latin America and the Caribbean, including major cities and underserved communities. The combined airline will add new routes and offer more than 1,000 daily flights to over 145 destinations in 19 countries across complementary networks.

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Unlike the compelling Spirit-Frontier combination, an acquisition of Spirit by JetBlue, a high-fare carrier, would lead to fewer options and more expensive travel for consumers. JetBlue has stated it will reduce capacity and raise fares on Spirit routes. The Transport Workers Union (“TWU”) has publicly stated that it opposes JetBlue’s proposed hostile takeover, noting JetBlue’s intentions to eliminate thousands of jobs and low-cost flight options for customers as part of its proposal.

Citigroup Global Markets Inc. is serving as financial advisor and Latham & Watkins LLP is serving as legal advisor to Frontier.

About Frontier Airlines

Frontier Airlines (Nasdaq: ULCC) is committed to “Low Fares Done Right.” Headquartered in Denver, Colorado, the company operates more than 110 A320 family aircraft and has among the largest A320neo family fleet in the U.S. The use of these aircraft, Frontier’s seating configuration, weight-saving tactics and baggage process have all contributed to Frontier’s continued ability to be the most fuel-efficient of all major U.S. carriers when measured by ASMs per fuel gallon consumed.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction (which Registration Statement has not yet been declared effective), that included a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE

PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Contacts

Investor inquiries:

David Erdman

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Media inquiries:

Jennifer F. de la Cruz

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or

Joele Frank, Wilkinson Brimmer Katcher

Ed Trissel / Joseph Sala

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